Exhibit 4.3

MANAGEMENT AGREEMENT

THIS AGREEMENT is made the ……th day of ……. 2021 between ________________, whose registered office is at _____________ (hereinafter called the “Owners”), of the one part and DIANA WILHELMSEN MANAGEMENT LIMITED, a company incorporated and registered in Cyprus with company number HE 342962 whose registered office is at 21, Vasili Michailidi Street, 3026 Limassol, Cyprus, acting through its office at Syngrou Tower, 350 Syngrou Avenue, Kallithea 17674, Athens, Greece (hereinafter called the “Managers”), of the other part,
WHEREBY IT IS MUTUALLY AGREED BY AND BETWEEN THE PARTIES AS FOLLOWS:
1.
The Owners hereby appoint the Managers, and the Managers hereby agree to act, as managers of the vessel more particularly described in the Schedule hereto (hereinafter called the “Ship” and/or the “Vessel”) for the period and on and subject to the terms and conditions hereinafter contained.

2.
THE MANAGERS undertake to use their best endeavours to manage the Ship on behalf of the Owners in accordance with sound ship management practice and to promote the interests of the Owners in all matters relating to the efficient operation and management of the Ship PROVIDED HOWEVER that the Managers shall not be required so to exercise their powers hereunder as to give preference in any respect to the Owners, it being understood and agreed that the Managers shall so far as practicable ensure a fair distribution of available manpower, supplies, and services to all vessels managed by them.

3.
A. THE MANAGERS shall provide the management services specified hereunder and shall have power in the name of the Owners or otherwise on their behalf to do all things which the Managers consider to be expedient or necessary for the provision of the said services or otherwise in relation to the proper and efficient management of the Ship:

(a)	Arrangement for and supervision of the maintenance, survey, dry dockings, modifications and repair of the Ship;
(b)	Appointment of surveyors and technical consultants as the Managers may consider from time to time necessary;
(c)	Engagement and provision of crew (Masters, Officers, and ratings) and attendance to all matters pertaining to discipline, labour relations, welfare, training and amenities;
(d)	Ensuring implementation of the provisions of the Maritime Labor Convention 2006;
(e)	Arrangement for victualling and storing of the Ship and placing of contracts relative thereto;
(f)	Arrangement of bunker fuel and towage contracts for the Ship and for the sampling and testing of bunkers;
(g)	Arrangement of loading and discharging and otherwise for services required in connection with the trading of the Ship;
(h)	Ensuring that the Ship complies with the relevant requirements of the law of the Flag State. By “Flag State” in this Agreement is understood the state whose flag the Vessel is flying;
(i)
Ensuring that the Ship complies with the requirements of the International Management Code for the Safe Operation of Ships and for Pollution Prevention and any amendment thereto or substitution therefor (“ISM Code”) and the International Code for the Security of Ships and Port Facilities and the relevant amendments to Chapter XI of SOLAS and any amendment thereto or substitution therefor (“ISPS Code”);

(j)	Appointment of agents for the Ship;
(k)
Collection and deposit any and all earnings of the Ship of any nature whatsoever, including but not limited to charter money, hire, freight, demurrage, damages, salvage money, etc., with bank accounts as specified by the Owners;

(l)	Establishing and operating an accounting system for the Ship, keeping the relevant accounts and records, and regularly reporting to the Owners in accordance with such system;

(m)
Chartering services including but not limited to seeking and negotiating employment for the Vessel, the fixing and the conclusion (including the execution thereof) of charter parties or other contracts relating to the employment of the Vessel;

(n)
Arranging proper payment to Owners or their nominees of all hire and/or freight revenues or other monies whatsoever to which Owners may become entitled arising out of the employment of the Vessel or otherwise;

(o)	Issuing voyage instructions, and arranging surveys associated with the commercial operation of the Vessel;
(p)
Post fixture services including but not limited to settling of accounts and claims for or in respect of charter hire, freight and/or demurrage payable under contracts relating to the employment of the Vessel;

(q)	Payment on behalf of the Owners of all expenses incurred in and about provision of the foregoing services or otherwise in relation to the proper and efficient management of the Ship.
PROVIDED that the Managers shall consult with the Owners before the Ship is fixed and shall not employ the Ship in any trade or service which in the reasonable opinion of the Owners may be detrimental to their reputation as Owners or prejudicial to the commercial interests of the Owners and shall not employ the Ship for a period exceeding twelve (12) months without the prior written consent of the Owners.  The Owners shall have the right to terminate this agreement at any time in the event that the fixture is concluded against their wishes and advice.
B. The Managers shall be the “Company” as defined in the at all times applicable ISM Code and ISPS Code and shall take on the duties and responsibilities imposed by the ISM Code and the ISPS Code.
C. The Owners shall appoint a third party (the “Insurance Provider”) in order to perform the arrangement (in consultation with the Owners) of all insurance relating to the Ship and her apparel, fittings, freights, earnings, and disbursements against the customary marine and war risks and the handling and settlement of all insurance, average, salvage, and other claims in connection with the Ship. Upon the appointment of the Insurance Provider the Owners shall inform the Managers accordingly and shall provide to the Managers a copy of the relevant agreement between the Owners and the Insurance Provider. The Parties hereby explicitly agree that the Insurance Provider shall not perform any other management services whatsoever and that, save for the arrangement of the insurances and the handling of claims, it shall not in any way be involved in the management and operation of the Ship for which the Managers shall be exclusively responsible. The Managers undertake to provide to the Insurance Provider all information and assistance necessary in order for the Insurance Provider to perform its afore-mentioned services and generally the Managers undertake to cooperate with the Insurance Provider in order to promote the interests of the Owners in the best and most efficient manner. It is hereby agreed that the Insurance Provider may appoint the Managers to assist them in, or may assign to the Managers, the handling and settlement of any insurance, average, salvage, and other claim in connection with the Ship, to the extent that the Manager has the necessary resources to do so, in which case the Managers shall cooperate with the Insurance Provider in order to perform such services, for which the Managers shall not be entitled to any additional management fees other than those stated in Section 7 of this Agreement. Should a claim as aforesaid require additional resources, the Managers shall be entitled to charge Owners for the additional costs arising.
D. The Owners shall ensure that, in performing their afore-mentioned services for the arrangement of insurances, the Insurance Provider shall procure that throughout the period of this Agreement:
(A) at the Owners’ expense, the Vessel is insured for not less than its sound market value or entered for its full gross tonnage, as the case may be for:
(i)	hull and machinery marine risks (including but not limited to crew negligence) and excess liabilities;
(ii)
protection and indemnity risks (including but not limited to pollution risks, diversion expenses and Crew Insurances (by “Crew Insurances” under this Agreement is meant insurance of liabilities in respect of crew risks which shall include but not be limited to death, permanent disability, sickness, injury, repatriation, shipwreck unemployment indemnity and loss of personal effects);

(iii)	war risks (including but not limited to blocking and trapping, protection and indemnity, terrorism and crew risks); and
(iv)	such optional insurances as may be agreed (such as piracy, kidnap and ransom, loss of hire and FD & D)
Sub-clauses 3(D)(Α)(i) through 3(D)(Α)(iv) all in accordance with the best practice of prudent owners of vessels of a similar type to the Vessel, with sound and reputable insurance companies, underwriters or associations (the “Owners’ Insurances”);
(B) all premiums and calls on the Owners’ Insurances are paid by their due date;
(C) the Owners’ Insurances name the Managers and, subject to underwriters’ agreement, any third party designated by the Managers as a joint assured, with full cover. It is understood that in some cases, such as protection and indemnity, the normal terms for such cover may impose on the Managers and any such third party a liability in respect of premiums or calls arising in connection with the Owners’ Insurances. If obtainable at no additional cost, however, the Owners shall ensure that the Insurance Provider shall procure such insurances on terms such that neither the Managers nor any such third party shall be under any liability in respect of premiums or calls arising in connection with the Owners’ Insurances. In any event, on termination of this Agreement in accordance with clause 6, the Owners shall ensure that the Insurance Provider shall procure that the Managers and any third party designated by the Managers as joint assured shall cease to be joint assured and, if reasonably achievable, that they shall be released from any and all liability for premiums and calls that may arise in relation to the period of this Agreement; and
(D) written evidence is provided, to the reasonable satisfaction of the Managers, of the Owners’ compliance with their obligations under this clause 3(D) within a reasonable time of the commencement of the Agreement, and of each renewal date and, if specifically requested, of each payment date of the Owners’ Insurances.
4.	THE MANAGERS shall (without prejudice to the generality of the powers vested in them as aforesaid) be entitled:

(a)	To employ on behalf of the Owners any such agent for the Ship as the Managers may deem fit, including any associated, subsidiary, or holding company of the Managers;
(b)
To employ on behalf of the Owners and/or to involve in, and/or to assign, the provision of any of the management services, as may deem necessary from time to time at their sole discretion, to consultants, experts or other third parties, including any associated, subsidiary, or holding company of the Managers, to assist or advise in relation to the operation and maintenance of the Ship, provided that the Managers shall remain fully liable for the due performance of their obligations under this Agreement;

(c)	To open, continue, and operate such bank account or accounts as the Managers may deem necessary or expedient;
(d)	To bring or defend on behalf of the Owners actions, suits, or proceedings in connection with all matters hereby entrusted to the Managers; and
(e)	To obtain legal advice in relation to disputes or other matters affecting the interests of the Owners in respect of the Ship.
5.
THE MANAGERS shall keep proper books, records, and accounts relating to the management of the Ship and shall make the same available for inspection and audit by Certified Public Accountants, Chartered Accountants, or other suitably qualified accountants on behalf of the Owners at such reasonable times as may be mutually agreed.

6.
THIS CONTRACT is agreed for a non-specific period of time, provided that it may be terminated by either party giving 3 (three) months’ notice at any time and without any justification but always in writing. Either party shall have the right (but not be bound) to terminate the contract without liability for damages in either of the following events:-

(a)	The Ship shall become an actual, compromised, constructive, or arranged total loss or be sold or otherwise disposed of or cease to be in the desponent ownership of the Owners; or
(b)
If an order be made or resolution be passed for the winding up of the other party (otherwise than a winding up for the purpose of reconstruction or amalgamation), or if a receiver be appointed of the undertaking or property of the other party, or if the other party shall suspend payment or cease to carry on business or make any special arrangement or composition with its creditors.
If either party fails to meet their obligations under this Agreement, the other party may give notice to the party in default requiring them to remedy it. In the event that the party in default fails to remedy it within 30 days from the date of the notice to the reasonable satisfaction of the other party, that party shall be entitled to terminate this Agreement with immediate effect by giving notice to the party in default.
Notwithstanding anything in this Section 6, in the event that this Agreement is terminated for any reason other than the default by the Managers the Management Fees payable to the Managers shall continue to be payable for a further period of 90 days as from the effective date of termination.
7.
(a) Subject to Section 7(b), below, the Management Fees  under this Agreement are fixed as the aggregate of 1.25% (one point twenty-five per cent) on hire and on freight of the gross income of the Vessel plus (i) US$20,000 (twenty thousand United States Dollars only) per month for each month that the Vessel is employed or is available for employment or (ii) US$10,000 (ten thousand United States Dollars only) per month for each month that the Vessel is laid-up and not available for employment for at least 15 calendar days of such month.

(b)
The Management Fees payable pursuant to Section 7(a) above shall be paid in equal monthly installments in advance, the first installment (pro rata if appropriate) being payable on the date of the execution of this Agreement and subsequent installments being payable at the beginning of every calendar month.

(c)
The Management Fees are payable in monthly instalments, in advance. The Management Fees shall be a net amount payable to the Managers, free and clear of any withholding taxes or other similar taxes. Where any deduction or withholding is required by applicable Double Tax Treaty and/or mandatory law, the Owners shall withhold and pay the withholding tax to the appropriate government authority and increase the amount payable to the

Managers to reflect the amount that the Managers would have received if no deduction or withholding had been made. Further, if such withholding tax is deducted, the Owners should notify the Managers immediately of the deduction and provide the Managers with sufficient documentation to take advantage of credit rules or similar in applicable Double Tax Treaty and/or mandatory law.
8.	(a) THE MANAGERS shall at their own expense provide all office accommodation, equipment, stationery, and staff ordinarily required for the provision of the services hereby contracted for.
(b)	The Owners shall reimburse the Managers in respect of:
i.	Expenditure incurred in and about the maintenance, survey, and repair of the Ship;
ii.
Wages and all other payments made to or in respect of the crews of the Ship (including pension and insurance contributions, traveling and accommodation expenses or allowances, and all costs of repatriation, whether incurred before or after the determination of this agreement);

iii.
Travelling, accommodation, and other expenses incurred in respect of or paid to any superintendents or officers or servants of the Managers in connection with the performance of the services hereby contracted for; and

iv.
Any expenses in connection with any legal and/or special technical and/or other assistance that may be obtained by the Managers in connection with the performance of the management services. The Managers or any third party appointed by them to assist in the provision of the management services pursuant to clause 4(b) hereof are hereby authorized to use funds of the Owners in their hand for settlement of any claim of the Managers out of the management of the Ship in priority of any other claim against the Ship and the Owners.

9.
EXPENSES AND DISBURSEMENTS incurred by the Managers for the Ship will be paid to them by the Owners upon request. Owners shall pay such amounts net of all bank charges into the Managers’ nominated bank account within 30 days of Managers issuing their invoice.

10.
THE MANAGERS or any third party appointed by them to assist in the provision of the management services pursuant to clause 4(b) hereof are hereby authorized to act for and on behalf of the Owners, as well as to represent the Owners before any and all Greek courts and/or authorities, including port authorities in particular, with full powers in respect of all the rights of the Owners, including but not limited to the right of accepting service of any document destined for the Owners, signing contracts of any nature whatsoever, starting legal or arbitration proceedings of any nature and terminating them by compromise or any other method, repudiating contracts, and settling claims of the Owners by compromise provided this is to the interest of the Owners.

11.
(a)   Force Majeure - Neither the Owners nor the Managers shall be under any liability for any loss, damage or delay due to any of the following force majeure events and/or conditions to the extent that the party invoking force majeure is prevented or hindered from performing any or all of their obligations under this Agreement, provided they have made all reasonable efforts to avoid, minimize or prevent the effect of such events and/or conditions:

(i)	acts of God;
(ii)	any Government requisition, control, intervention, requirement or interference;
(iii)	any circumstances arising out of war, threatened act of war or warlike operations, acts of terrorism, sabotage or piracy, or the consequences thereof;
(iv)	riots, civil commotion, blockades or embargoes;
(v)	epidemics;
(vi)	earthquakes, landslides, floods or other extraordinary weather conditions;
(vii)	strikes, lockouts or other industrial action, unless limited to the employees (which shall not include the Crew) of the party seeking to invoke force majeure;
(viii)	fire, accident, explosion except where caused by negligence of the party seeking to invoke force majeure; and
(ix)	any other similar cause beyond the reasonable control of either party.
(b)   Liability to Owners – (i) Without prejudice to sub-clause 11 (a), the Managers shall be under no liability whatsoever to the Owners for any loss,

damage, delay or expense of whatsoever nature, whether direct or indirect, (including but not limited to loss of profit arising out of or in connection with detention of or delay to the Vessel) and howsoever arising in the course of performance of the Management Services UNLESS same is proved to have resulted solely from the negligence, gross negligence or willful default of the Managers or their employees or agents, or sub-contractors employed by them in connection with the Vessel, in which case (save where loss, damage, delay or expense has resulted from the Managers’ personal act or omission committed with the intent to cause same or recklessly and with knowledge that such loss, damage, delay or expense would probably result) the Managers’ liability for each incident or series of incidents giving rise to a claim or claims shall never exceed a total of ten times the annual management fee payable hereunder.
(ii) Notwithstanding anything that may appear to the contrary in this Agreement, the Managers shall not be liable for any of the actions of the Crew, even if such actions are negligent, grossly negligent or willful, except only to the extent that they are shown to have resulted from a failure by the Managers to discharge their obligations under sub-clause 3A(c), in which case their liability shall be limited in accordance with the terms of this clause 11.
(c) Indemnity - Except to the extent and solely for the amount therein set out that the Manager would be liable under sub-clause 11 (b) the Owners hereby undertake to keep the Manager and his employees, agents and sub-contractors indemnified and to hold them harmless against all actions proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or incurred or suffered by them arising out of or in connection with the performance of the Agreement, and against and in respect of all costs, loss, damages and expenses (including legal costs and expenses on a full indemnity basis) which the Managers may suffer or incur (either directly or indirectly) in the course of the performance of this Agreement.
(d) "Himalaya" clause- It is hereby expressly agreed that no employee or agent of the Managers (including every sub-contractor from time to time employed by the Managers) shall in any circumstances whatsoever be under any liability whatsoever to the Owners for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his part while acting in the course of or in connection with his employment and, without prejudice to the generality of the foregoing provisions in this Clause 11, every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defense and immunity of whatsoever nature applicable to the Managers or to which the Managers are entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Managers acting as aforesaid and for the purpose of all the foregoing provisions of this Clause 11 the Managers are or shall be deemed to be acting as agent or trustee on behalf of and for the benefit of all persons who are or might be their servants or agents from time to time (including sub-contractors as aforesaid) and all such persons shall to this extent be or be deemed to be parties to this Agreement.
12.	ARBITRATION CLAUSE
In case any dispute or difference shall arise between the Owners and the Managers as to the construction, meaning, and effect of anything herein contained, such dispute or difference shall be referred to 2 (two) arbitrators in London, England, to be appointed by the Owners and the Managers respectively and in case of their disagreement to an umpire to be appointed by the 2 (two) arbitrators as chosen, and this agreement shall be deemed to be a submission to arbitration within the meaning of the Arbitration Act 1996 or any statutory modification or re-enactment thereof for the time being in force. The decisions of the 2 (two) arbitrators or the umpire, as the case may be, shall be final and binding upon both parties. The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced. Nothing herein shall prevent the parties agreeing in writing to vary these provisions to provide for the appointment of a sole arbitrator. In cases where neither the claim nor any counterclaim exceeds the sum of US$100,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

13.	MLC clause
For the purposes of this Clause:
“MLC” means the International Labour Organization (ILO) Maritime Labour Convention (MLC 2006) and any amendment thereto or substitution thereof.
“Shipowner” shall mean the party named as “shipowner” on the Maritime Labour Certificate for the Vessel.
(a) The Managers shall assume the Shipowner’s duties and responsibilities imposed by the MLC for the Vessel, on behalf of the Shipowner.
(b) The Owners shall ensure compliance with the MLC in respect of any crew members supplied by them or on their behalf.
(c) The Owners shall procure insurance cover or financial security to satisfy the Shipowner’s financial security obligations under the MLC.
14.	SANCTIONS AND EXPORT CONTROL
Definitions that apply to this Section are provided in sub-clause g.
a.	Managers and Owners warrant to one another that at the date of this Agreement, and throughout its duration, they are not in violation of any Sanctions and that they are not a Sanctioned Party.
b.
In entering into and performing this Agreement, the parties shall at all times comply with any and all applicable Sanctions. In particular, Owners shall not give any order to the Vessel or Managers that would constitute a Sanctioned Activity.

c.
Owners acknowledge that Sanctions is a specialist area of international law. In the event that Managers are required to carry out Sanctions checks or obtain legal advice in connection with this Section upon or as a result of Owner's instructions under this Agreement, the costs of doing so shall be expenses for Owner's account.

d.	In the event that a party becomes aware that an Activity under this Agreement is or is about to be Sanctioned, it shall immediately notify the other party. In such case, the Activity shall be suspended and, subject to sub-clause e), the parties shall make reasonable efforts to resolve the issue.
e.
If a party breaches this Section or is itself the target of the Sanction under sub-clause d), the other party may immediately and without liability terminate this Agreement, if it reasonably considers (acting on credible information) that continued performance may expose it to a risk of Sanctions.

f.
Either party may make reasonable requests for information from the other to satisfy itself that the other party is in compliance with this clause. Both parties shall provide timely and truthful responses to any such reasonable enquiries.

g.
For the purposes of this Section: "Activity" means any activity, service, carriage, trade, port call or voyage under the Agreement; "Sanctioning Authority" means the United Nations, European Union, United Kingdom, United States of America, Norway or any other applicable competent authority or government, having relevant jurisdiction with respect to Sanctions; "Sanction" means applicable sanctions, trade restrictions, embargoes, export controls, decisions and orders, and/or similar restrictions imposed by a Sanctioning Authority and "Sanctioned" shall be construed accordingly; "Sanctioned Party" means any persons, entities, bodies, ports/facilities or vessels designated by a Sanctioning Authority; and "Owners" includes the registered owners, bareboat charterers, intermediate disponent owners, any charterer or sub-charterer and the Vessel.

15	THIS AGREEMENT shall be governed by the laws of England and Wales.
16.	(a)	ANY NOTICE which the Managers may require to give to the Owners shall be validly given if sent to the Owners at Syngrou Tower, 350 Syngrou Avenue, Kallithea 17674, Athens, Greece.
(b)	ANY NOTICE which the Owners may wish to give to the Managers shall be validly given if sent to the Managers at Syngrou Tower, 350 Syngrou Avenue, Kallithea 17674, Athens, Greece.

(c)	NOTICES required to be given in writing may be given by letter, telex, fax, or e-mail.
17.	IF THIS AGREEMENT shall be translated into different languages and any difference shall arise in the texts, the English text shall prevail and shall constitute the terms of the agreement.
17.	THIS MANAGEMENT AGREEMENT is to be executed in duplicate, 1 (one) for the Owners and 1 (one) for the Managers.
THE SCHEDULE above referred to:
_____________
_____________

IN WITNESS whereof this agreement has been signed on behalf of the parties hereto by persons duly authorized the day and year first above written.
SIGNED by	SIGNED by

For and on behalf of	For and on behalf of

DIANA WILHELMSEN MANAGEMENT LIMITED
(the “Owners”)	(the “Managers”)